3/11/03

03014101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53503 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.B. Frank Investments, Inc. ~~FN Digital Securities, Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 N. Sam Houston Parkway E. Suite 650
(No. and Street)

Houston TX 77060
(City) (State) (Zip Code)

SEC MAIL RECEIVED MAR 03 2003 WASH. 208 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron K. Heyle 281-820-6888
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andrew Shebay & Company PLLC
(Name – *if individual, state last, first, middle name*)

6161 Savoy Suite 1212 Houston TX 77036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, AARON K. HEVLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIGITAL SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DAVID B. FRANK
Notary Public, State of Texas
My Commission Expires
May 12, 2003

[signature]
Signature

VICE PRESIDENT
Title

[signature] 2-28-03
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DIGITAL SECURITIES, INC.

# FINANCIAL STATEMENTS

**December 31, 2002**

# TABLE OF CONTENTS

*Andrew Shebay & Company, PLLC*
***Certified Public Accountants***
***6161 Savoy, Suite 1212 * Houston, Texas 77036-3316***
***713- 782-4524 * Fax: 713- 782-7973 * www.shebay.com***

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Digital Securities, Inc.
Houston, TX

We have audited the accompanying statements of financial condition of Digital Securities, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and changes in financial condition for the year ending December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Securities, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew Shebay + Company PLLC

February 28, 2003

# DIGITAL SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
## December 31, 2002 and 2001

| ASSETS | 2002 | Unaudited 2001 |
|---|---|---|
| Current Assets: | | |
| Cash | $ 9,991 | $ 10,233 |
| Total current assets | 9,991 | 10,233 |
| Total assets | $ 9,991 | $ 10,233 |

| EQUITY | 2002 | Unaudited 2001 |
|---|---|---|
| Common stock - authorized 10,000 shares of $1 par value, 1,000 shares issued and outstanding | $ 10,000 | $ 10,000 |
| Contributed capital | 5,000 | 5,000 |
| Retained earnings | (5,009) | (4,767) |
| Total stockholders' equity | $ 9,991 | $ 10,233 |

The accompanying notes are an integral part of these financial statements.

# DIGITAL SECURITIES, INC.
## STATEMENTS OF INCOME
For the year ending December 31, 2002 and
from inception on November 21, 2001 through December 31, 2001

| | 2002 | Unaudited 2001 |
|---|---|---|
| REVENUE | | |
| Commissions | $ 71,910 | $ - |
| TOTAL REVENUE | 71,910 | - |
| EXPENSES | | |
| Commissions | 39,871 | - |
| Management fee | 16,815 | 4,500 |
| Other expense | 15,466 | 267 |
| TOTAL EXPENSES | 72,152 | 4,767 |
| NET INCOME (LOSS) | $ (242) | $ (4,767) |

The accompanying notes are an integral part of these financial statements.

# DIGITAL SECURITIES, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
## For the year ending December 31, 2002 and from inception on November 21, 2001 through December 31, 2001

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| BALANCE, November 21, 2001 | $ 10,000 | $ 5,000 | $ - | $ 15,000 |
| Net income (loss) | | | (4,767) | (4,767) |
| BALANCE, December 31, 2001 | 10,000 | 5,000 | (4,767) | 10,233 |
| Net income (loss) | | | (242) | (242) |
| BALANCE, December 31, 2002 | $ 10,000 | $ 5,000 | $ (5,009) | $ 9,991 |

The accompanying notes are an integral part of these financial statements.

# DIGITAL SECURITIES, INC.
## STATEMENTS OF CASH FLOWS
For the year ending December 31, 2002 and
from inception on November 21, 2001 through December 31, 2001

| | 2002 | Unaudited 2001 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $ (242) | $ (4,767) |
| Net cash provided (used) by operating activities | (242) | (4,767) |
| CASH | | |
| Net increase (decrease) in cash | (242) | (4,767) |
| Balance - beginning of year | 10,233 | 15,000 |
| Balance - end of year | $ 9,991 | $ 10,233 |

The accompanying notes are an integral part of these financial statements.

DIGITAL SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of the business** - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD) and is registered with various states' securities commissions. The Company's primary business is in the retail sale of variable annuities and mutual funds. The Company is a closely held Delaware corporation formed on April 4, 2001. The Company commenced operations on November 21, 2001.

**Income taxes** – The Company was included in a consolidated federal income tax of its parent through December 11, 2002. On December 4, 2001 the Company was sold and ceased to be a member of the consolidated group. The Company will file a short-year federal income tax return for the period December 5th through the 31st. For the calendar year 2003 the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of income.

**Use of estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

## 2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of approximately $9,991 and $5,000 respectively. The net capital rules may effectively restrict the payment of cash dividends.

## 3. TRANSACTIONS WITH AFFILIATES

The management fee reported on the Statements of Income represents billings from an affiliated company for the fair market value of management and administrative services rendered.

DIGITAL SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

**4. SALE OF THE COMPANY**

On December 11, 2002 the outstanding stock of the Company was purchased from Digital Insurance, Inc. by David Frank and Aaron Hevle, the General Principal and Financial/Operations Principal, respectively

**5. NAME CHANGE**

Effective February 4, 2003 the Company completed its name change from Digital Securities, Inc. to D.B. Frank Investments, Inc. The name change was approved by a unanimous consent in writing on February 4, 2003.

**Supplementary Information**

# DIGITAL SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ending December 31, 2002 and from inception on November 21, 2001 through December 31, 2001

SCHEDULE I

| | 2002 | Unaudited 2001 |
|---|---|---|
| Net capital: | | |
| Stockholders' Equity | $ 9,991 | $ 10,233 |
| Less non-allowable assets: | - | - |
| Net capital before haircuts on securities position | 9,991 | 10,233 |
| Haircuts on securities: | - | - |
| Net capital | $ 9,991 | $ 10,233 |
| Net capital requirement | $ 5,000 | $ 5,000 |
| Net capital in excess of required amount | 4,991 | 5,233 |
| Net capital | $ 9,991 | $ 10,233 |
| Aggregate indebtedness | -0- | -0- |
| Ratio of aggregate indebtedness to net capital | 0 to 1 | 0 to 1 |

Note - This computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2002 filed by Digital Securities, Inc. with the National Association of Securities Dealers on part II of Form X-17A-5.

# DIGITAL SECURITIES, INC.
# COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002 and 2001

**SCHEDULE II**

The Company is in compliance with the exemption provisions of SEC Rule 15c3-3(k)(2)(i) in that it carried no margin accounts, handled no customers' funds or securities, and held no funds or securities for or owed no money or securities to its customers.

# DIGITAL SECURITIES, INC.
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
As of December 31, 2002 and 2001

**SCHEDULE III**

NONE

# Report on Internal Control Structure

*Andrew Shebay & Company, PLLC*
*Certified Public Accountants*
*6161 Savoy, Suite 1212 * Houston, Texas 77036-3316*
*713-782-4524 * Fax: 713-782-7973 * www.shebay.com*

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Digital Securities, Inc.

In planning and performing our audit of the financial statements of Digital Securities, Inc. for the period ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting practices and procedures. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them for the future periods is subject to the risk that they may become inadequate

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Andrew Shebay & Company PLLC

Andrew Shebay & Company, PLLC
Houston, Texas
February 28, 2003